UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Frame Media Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    June 04, 2019

Physical address of issuer
210 32nd Street, Brooklyn, NY, 11232

Website of issuer
https://frame.media

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$107,000

Deadline to reach the target offering amount
October 30, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$126,482	N/A
Cash & Cash Equivalents	$122,342	N/A
Accounts Receivable	$1,451	N/A
Short-term Debt	N/A	N/A
Long-term Debt	$125,000	N/A
Revenues/Sales	$4,115	N/A
Cost of Goods Sold	N/A	N/A
Taxes Paid	N/A	N/A
Net Income	($168,583)	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 2, 2020

Frame Media Inc.



Up to $107,000 of Crowd Notes

Frame Media Inc. ("Frame", the "Company," "we," "us", or "our"), is offering up to $107,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 30, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by October 30, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by October 23, 2020 will be permitted to increase their subscription amount at any time on or before October 30, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after October 23 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $107,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to October 30, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://frame.media/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/frame

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Frame Media Inc. is a Delaware C-Corporation, formed on June 04, 2019.

The Company is located at 210 32nd Street, Brooklyn, NY, 11232.

The Company's website is https://frame.media.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/frame and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$107,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	October 30, 2020
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 11, 13 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The news media market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive news media space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company's technology has a limited history and may perform below expectations. The Company uses technology that has not been previously implemented on customer projects, and it may experience technological problems that it is unable to foresee. If the implementation of its proprietary technology is unsuccessful, it could negatively impact the successful operation of projects using its systems and may result in additional payments, deductions or defaults under its agreements. In addition, there is a lack of long-term reliability data for its proprietary system. Actual long-term performance of these projects may fall short of expectations.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of $81,966 (company certified financials update this figure to $168,583), and has not launched principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has engaged in related party transactions. During the period ended March 31, 2020, the Company advanced funds to a shareholder of the Company. Amounts owed to the Company as of March 31, 2020 are non-interest bearing and have no maturity date. At March 31, 2020 the outstanding amount owed to the Company is $1,451.

The Company has not prepared audited or full reviewed financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. The Company also has not provided a full year of reviewed financials. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company is not current with its taxes or annual reporting obligations, and as a result, it has forfeited its good standing status in the state of Delaware. Loss of Good Standing could impact the Company's ability to do business, as the negative consequences potentially include: losing access to the courts, as a company that is not in good standing may not bring a lawsuit in that state until good standing is restored; tax liens; making it more difficult to secure capital or financing; losing naming rights; being subject to fines and penalties; or administrative dissolution or revocation. Although the Company has stated that the error is clerical, and in the process of being corrected, in addition to the above consequences, the lapse of good standing may also indicate poor corporate governance or legal oversight.

The Company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm their business. The technology and use of the technology in the Company's product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject the Company to substantial monetary fines and other penalties that could negatively affect their financial condition and results of operations.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 68% of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Frame is a media company made for the mobile era. We publish riveting documentaries in an immersive, interactive format made for mobile phones - helping new generations forge a deeper connection with the news.

Business Plan
Problem:

We are in the middle of a news crisis. More than 40% of American adults are actively avoiding the news, and nearly 70% are overwhelmed by it. This is not only a major concern for our democracy, but a big opportunity to create a new kind of media company that reengages news consumers.

Solution:

Frame rethinks the voice, format, and distribution of news in order to deliver an experience that both solves news avoidance and fundamentally expands the market for digital journalism.

Frame stories are 10-15 minute short documentaries in the style of narrative non-fiction (think Netflix's Wild Wild Country or the podcast, Serial). Every Frame story takes a major issue in the news, from the opioid crisis to the rise of immigration enforcement, and tells a plot-driven, human story at the heart of it.

In addition to our unique editorial voice, we have developed a new kind of story format for mobile. Frame stories are published in a vertical video, tap-through format, that includes interactive features throughout (from maps to timelines) that allow viewers to dive deeper into the piece.

We then deliver our mobile-first, interactive documentaries primarily through SMS, where subscribers can receive news updates on stories they're interested in following and ask our journalists questions directly via text.

Combining these 3 pillars, Frame creates a differentiated experience that makes the news feel deeply enjoyable, substantive, and participatory.

Traction:

Frame stories have an average watch time of more than 5:00 minutes, which is 18x+ the average watch time for a video on the Facebook newsfeed (:17). In addition, our subscriber count has recently been growing at 15%+ MoM. In

Q4 2019 we landed a branded content deal with a major U.S. nonprofit and plan to launch paid memberships in Q1 2021. In June, Frame won Best New Brand at the Digiday Media Awards.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 14.17% of the proceeds, or $21,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 16.85% of the proceeds, or $88,975, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Editorial	57%	57%	57%
Product	13%	13%	13%
Marketing	13%	13%	13%
Branded	8%	8%	8%
General & Administrative	7%	7%	7%
Services/Software	2%	2%	2%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Ben Moe	Founder & Chief Executive Officer	Responsible for leading Frame's editorial output, growth, fundraising, and overall company strategy.
Thomas Barnes	Chief Product Officer	Responsible for leading Frame's product development, technology, and helping to lead Frame's editorial output.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Preferred Equity	$150,000	YES	N/A	N/A	**6%**	N/A
Convertible Promissory Note	$25,000	N/A	N/A	N/A	N/A	N/A

The Company has the following debt outstanding:
None.

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Benjamin Moe and Thomas Barnes.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Ben Moe	1,700,000 Common	68%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Frame Media Inc. ("the Company") was incorporated on June 4, 2019 under the laws of the State of Delaware, and is headquartered in Brooklyn, New York. The Company is a digital newsmagazine providing narrative journalism content directly to customers' mobile devices.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $86,582.44 in cash on hand as of June 30, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	July 2019	4(a)(b)	Preferred Equity	$150,000	Working Capital
Seed	March 2020	4(a)(b)	Convertible Promissory Note	$25,000	Working Capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $150,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

}Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the period ended March 31, 2020, the Company advanced funds to a shareholder of the Company. Amounts owed to the Company as of March 31, 2020 are non-interest bearing and have no maturity date. At March 31, 2020 the outstanding amount owed to the Company is $1,451.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Benjamin Moe
_____
(Signature)

Benjamin Moe
_____
(Name)

Founder, CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Benjamin Moe
_____
(Signature)

Benjamin Moe
_____
(Name)

Founder, CEO
_____
(Title)

September 2, 2020
_____
(Date)

/s/Thomas Barnes
_____
(Signature)

Thomas Barnes
_____
(Name)

Chief Product Officer
_____
(Title)

September 2, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



FRAME MEDIA INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

September 30, 2019

FRAME MEDIA INC.

For the Period from June 4, 2019 (inception) Ended September 30, 2019

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To the Management of
 Frame Media Inc.
Brooklyn, New York

We have reviewed the accompanying financial statements of Frame Media Inc. ("the Company"), which comprise the balance sheet as of September 30, 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from June 4, 2019 (inception) ended September 30, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses since inception and has yet to launch principal operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

February 21, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

FRAME MEDIA INC.

BALANCE SHEET

September 30, 2019

(unaudited)

Assets

Current assets

Cash and cash equivalents	$	83,691
Related party receivable		1,451
Total current assets		85,142
Property and equipment, net		1,856
Intangible assets, net		833
Total assets	$	87,831

Liabilities and stockholders' equity

Current liabilities

Accounts payable and accrued expenses	$	19,797
Total current liabilities		19,797
Total liabilities		19,797
Commitments and contingencies		-

Stockholders' equity

Preferred stock, 150,000 shares issued and outstanding at September 30, 2019	15
Common stock, no shares issued and outstanding at September 30, 2019	-
Additional paid-in capital	149,985
Accumulated deficit	(81,966)
Total stockholders' equity	68,034

Total liabilities and stockholders' equity	$	87,831

See accountants' review report and accompanying notes to the financial statements.

FRAME MEDIA INC.
STATEMENT OF OPERATIONS
For the Period from June 4, 2019 (inception) Ended September 30, 2019
(unaudited)

Revenue, net	$	261
Operating expenses		
Payroll and related expenses		26,484
Travel/relocation		24,420
Professional fees		22,707
Marketing		4,498
General and administrative		3,227
Rent		697
Depreciation and amortization		194
Total operating expenses		82,227
Loss before income taxes		(81,966)
Provision for income taxes		-
Net loss	$	(81,966)

See accountants' review report and accompanying notes to the financial statements.

3

FRAME MEDIA INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Period from June 4, 2019 (inception) Ended September 30, 2019
(unaudited)

| | Preferred Stock | | Common Stock | | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount		Paid-in Capital	Deficit	Equity
Balance on June 4, 2019 (inception)	-	$ -	-	$ -		$ -	$ -	$ -
Issuance of preferred stock for cash	150,000	15	-	-		149,985	-	150,000
Net loss	-	-	-	-		-	(81,966)	(81,966)
Balance on September 30, 2019	150,000	$ 15	-	$ -		$ 149,985	$ (81,966)	$ 68,034

FRAME MEDIA INC.

STATEMENT OF CASH FLOWS

For the Period from June 4, 2019 (inception) Ended September 30, 2019

(unaudited)

Cash flows from operating activities		
Net loss	$	(81,966)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization		194
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses		19,797
Related party receivable		(1,451)
Net cash used by operating activities		(63,426)
Cash flows from investing activities		
Payments for the purchase of fixed assets		(1,883)
Payments for the purchase of intangible assets		(1,000)
Net cash used by investing activities		(2,883)
Cash flows from financing activities		
Proceeds from issuance of preferred stock		150,000
Net cash provided by financing activities		150,000
Net increase in cash and cash equivalents		83,691
Cash and cash equivalents, beginning		-
Cash and cash equivalents, ending	$	83,691
Supplemental cash flow information:		
Cash paid during the period for:		
Interest		-
Income taxes		-
	$	-

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Frame Media Inc. ("the Company") was incorporated on June 4, 2019 under the laws of the State of Delaware, and is headquartered in Brooklyn, New York. The Company is a digital newsmagazine providing narrative journalism content directly to customers' mobile devices.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is March 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with the following core principles of Accounting Standards Codification Section 606:

- Identify the contract with a customer,
- Identify the performance obligations in the contract,
- Determine the transaction price,
- Allocate the transaction price to the performance obligations in the contract,
- Recognize revenue when (or as) the entity satisfies a performance obligation.

Risks and Uncertainties

The Company has not commenced principal operations. There is a risk that the Company does not successfully secure sufficient financing or assets required to begin principal operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At September 30, 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at September 30, 2019.

Depreciation expense for the period ended September 30, 2019 was $27.

Intangibles

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at September 30, 2019.

Costs to develop or obtain software for internal use are recorded pursuant to ASC Section 350 *Intangibles – Goodwill and Other.* Costs incurred to develop and obtain the internal use software are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at September 30, 2019.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended September 30, 2019 the Company recognized $4,498 in advertising costs recorded under the heading *'Marketing'* in the statement of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

For non-employee stock-based compensation, the Company has adopted ASU 2018-07, *Improvements to Nonemployee Share-Based Payment Accounting* which expands the scope of ASC 718 *Compensation – Stock Compensation*, to include share-based payment transactions for acquiring goods and services from nonemployees and requires stock-based compensation related to non-employees to be accounted for based on the fair value of the related stock or options or the fair value of the services on the grant date, whichever is more readily determinable in accordance with ASC Topic 718.

FRAME MEDIA INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the Period from June 4, 2019 (inception) Ended September 30, 2019

Income Taxes

The Company assesses its income tax positions and records tax benefits for the period since inception subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS") and the state of New York, which have a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company's federal net operating losses are subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2019, however, the following table outlines the estimated deferred tax assets of the Company at September 30, 2019:

Deferred tax asset:	
Net operating loss carryforward	$ 17,213
Total deferred tax asset	17,213
Valuation allowance	(17,213)
Deferred tax asset, net	$ -

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 21, 2020, the date these financial statements were available to be issued.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $81,966, and has not launched principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period ended September 30, 2019, the Company advanced funds to a shareholder of the Company. Amounts owed to the Company as of September 30, 2019 are non-interest bearing and have no maturity date. At September 30, 2019 the outstanding amount owed to the Company is $1,451.

NOTE 4 – COMMON STOCK

At September 30, 2019 the Company has 1,950,000, $.0001 par value, shares of voting common stock authorized and 400,000, $.0001 par value, shares of non-voting common stock authorized. There are no common shares issued and outstanding.

During the period ended September 30, 2019, the Company granted 150,000 shares of non-voting common stock with a fair value of $150 to four individuals for services during the period. Of these shares, 75,000 vested immediately and the other 75,000 vest 25% at March 1, 2020, with the remaining vesting ratably over the period of service. As of September 30, 2019, these shares have not been issued and are not reflected in the statement of stockholders' equity.

During the period ended September 30, 2019, the Company executed subscription agreements for 1,950,000 shares of voting common stock to two individuals. Total consideration to be received is $195. As of September 30, 2019, these shares have not been issued and payment has not been received by the Company. There were no common stock transactions reflected in the statement of stockholders' equity during the period ending September 30, 2019, given no common shares have yet been issued and the overall fair value of common stock transactions are insignificant.

NOTE 5 –PREFERRED STOCK

The Company has 150,000, $.0001 par value, shares of series seed preferred stock authorized at September 30, 2019. During the period ended September 30, 2019, the Company issued 150,000 series seed preferred shares for total cash proceeds of $150,000. At September 30, 2019 the Company had 150,000 preferred shares issued and outstanding.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock initially one a one to one basis. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the Company's amended articles of incorporation.



I, Ben Moe, CEO of Frame Media Inc. certify that the financial statements of Frame Media Inc. included in this Form are true and complete in all material respects.

_____

Ben Moe
Frame Media Inc.
CEO
September 1, 2020



FRAME MEDIA INC.
A Delaware Corporation

Financial Statements and Notes (Unaudited)

March 31, 2020

FRAME MEDIA INC.

BALANCE SHEET

March 31st, 2020 (unaudited)

Assets

Current assets

    Cash and cash equivalents $ 122,342
    Related party receivable 1,451

        Total current assets 123,793

Property and equipment, net 1,856
Intangible assets, net 833

Total assets $ 126,482

Liabilities and stockholders' equity
Current liabilities

    Accounts payable and accrued expenses $ 0

        Total current liabilities $ 0

Longterm liabilities $ 125,000

Total liabilities $ 125,000

Commitments and contingencies -

Stockholders' equity

    Preferred stock, 150,000 shares issued
    and outstanding at March 31st, 2020 $ 15

    Common stock, no shares issued
    and outstanding at March 31st, 2020 -

    Additional paid-in capital 149,985
    Accumulated deficit (149,985)

Total stockholders' equity $ 1,482

Total liabilities and stockholders' equity $ 126,482

FRAME MEDIA INC.

STATEMENT OF OPERATIONS

For the Period from June 4, 2019 (inception) Ended March 31, 2020

(unaudited)

Revenue, net $ 4,115

Operating expenses
- Payroll 85,860
- Travel/relocation 29,421
- Professional fees 29,385
- Marketing 13,003
- General and administrative 12,674
- Rent 2,097
- Depreciation and amortization 258

Total operating expenses 172,698

Loss before income taxes (168,583)

Provision for income taxes -

Net loss $ (168,583)

FRAME MEDIA INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Period from June 4, 2019 (inception) Ended March 31, 2020
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance on June 4, 2019 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of preferred stock for cash	150,000	15	-	-	149,985	-	150,000
Net loss	-	-	-	-	-	149,985	149,985
Balance on March 31, 2020	150,000	$ 15	-	$ -	$ 149,985	$ 149,985	$ 1,482

FRAME MEDIA INC.
STATEMENT OF CASH FLOWS
For the Period from June 4, 2019 (inception) Ended March 31, 2020
(unaudited)

Cash flows from operating activities

    Net loss $ (168,583)

Adjustments to reconcile net loss to net cash used by operating activities:

    Depreciation and amortization 258

Changes in operating assets and liabilities:

    Accounts payable and accrued expenses 0

    Related party receivable (1,451)

Net cash used by operating activities (169,776)

Cash flows from investing activities

    Payments for the purchase of fixed assets (1,883)

    Payments for the purchase of intangible assets (1,000)

Net cash used by investing activities (2,883)

Cash flows from financing activities

    Proceeds from issuance of preferred stock 150,000

    Proceeds from issuance of convertible debt 125,000

Net cash provided by financing activities $275,000

    Net increase in cash and cash equivalents 122,342

    Cash and cash equivalents, beginning -

Cash and cash equivalents, ending $ 122,342

Supplemental cash flow information:

FRAME MEDIA INC.
STATEMENT OF CASH FLOWS
For the Period from June 4, 2019 (inception) Ended March 31, 2020
(unaudited)

Cash paid during the period for:

    Interest -

    Income taxes -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Frame Media Inc. ("the Company") was incorporated on June 4, 2019 under the laws of the State of Delaware, and is headquartered in Brooklyn, New York. The Company is a digital newsmagazine providing narrative journalism content directly to customers' mobile devices. The Company's fiscal year-end is March 31.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At March 31, 2020, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at March 31, 2020.

Depreciation expense for the period ended March 31, 2020 was $91.

Intangibles

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at March 31, 2020.

Costs to develop or obtain software for internal use are recorded pursuant to ASC Section 350 *Intangibles – Goodwill and Other.* Costs incurred to develop and obtain the internal use software are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at March 31, 2020.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended March 31, 2020 the Company recognized $13,003 in advertising costs recorded under the heading *'Marketing'* in the statement of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

For non-employee stock-based compensation, the Company has adopted ASU 2018-07, *Improvements to Nonemployee Share-Based Payment Accounting* which expands the scope of ASC 718 *Compensation – Stock Compensation*, to include share-based payment transactions for acquiring goods and services from nonemployees and requires stock-based compensation related to non-employees to be accounted for based on the fair value of the related stock or options or the fair value of the services on the grant date, whichever is more readily determinable in accordance with ASC Topic 718.

Income Taxes

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue

Service ("IRS") and the state of New York, which have a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company's federal net operating losses are subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company filed its federal tax return for 2019, and had $50,541 in total deductions.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $168,583, and has not launched its core revenue stream, paid memberships, which raises doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period ended March 31, 2020, the Company advanced funds to a shareholder of the Company. Amounts owed to the Company as of March 31, 2020 are non-interest bearing and have no maturity date. At March 31, 2020 the outstanding amount owed to the Company is $1,451.

NOTE 4 – COMMON STOCK

At March 31, 2020 the Company has 1,950,000, $.0001 par value, shares of voting common stock authorized and 400,000, $.0001 par value, shares of non-voting common stock authorized. There are no common shares issued and outstanding.

During the period ended March 31, 2020, the Company granted 150,000 shares of non-voting common stock with a fair value of $150 to four individuals for services during the period. Of these shares, 75,000 vested immediately and the other 75,000 vested 25% on March 1, 2020, with the remaining vesting ratably over the period of service. As of March 31, 2020, these shares have not been issued and are not reflected in the statement of stockholders' equity.

During the period ended March 31, 2020, the Company executed subscription agreements for 1,950,000 shares of voting common stock to two individuals. Total consideration to be received is $195. As of March 31, 2020, these shares have not been issued and payment has not been received by the Company. There were no common stock transactions reflected in the statement of stockholders' equity during the period ending March 31, 2020, given no common shares have yet been issued and the overall fair value of common stock transactions are insignificant.

NOTE 5 – PREFERRED STOCK

The Company has 150,000, $.0001 par value, shares of series seed preferred stock authorized at March 31, 2020. During the period ended March 31, 2020, the Company issued 150,000 series seed preferred shares for total cash proceeds of $150,000. At March 31, 2020 the Company had 150,000 preferred shares issued and outstanding.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock initially one a one to one basis. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the Company's amended articles of incorporation.

EXHIBIT C
PDF of SI Website



Website: https://frame.media

Share: **f 𝕏 in**

Invest in Frame

Reinventing the news with mobile-first, interactive documentaries

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$1,000	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST IN FRAME

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Frame is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Risks & Disclosures

Form C

Data Room

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Company Highlights

> Awarded Best New Brand at the 2020 Digiday Media Awards

> Graduated and received investment from Snap Inc.'s Yellow Accelerator

> Frame stories have an average watch time of more than 5:00 minutes (based on 9 documentaries published to date), which is 18x+ the 0:17 second average watch time for a video on the Facebook newsfeed (based on 2017 data)

> Angel investors include co-founder of Twitter, Biz Stone

> Press coverage from notable publications including TechCrunch, Poynter, and Journalism.co.uk

Fundraise Highlights

> Total Round Size: US $1,000,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type : Crowd Note (SWIFT)

> Target Minimum Raise Amount: US $150,000

> Offering Type: Side by Side Offering

Tiered Valuation Cap

> Valuation Cap: US $4,000,000 before Sep 19, 2020

> Valuation Cap Schedule: See Full Schedule

Frame is a media company made for the mobile era. We publish riveting documentaries in an immersive, interactive format made for mobile phones - helping new generations forge a deeper connection with the news.

Problem:

We are in the middle of a news crisis. More than 40% of American adults are actively avoiding the news, and nearly 70% are overwhelmed by it. This is not only a major concern for our democracy, but a big opportunity to create a new kind of media company that reengages news consumers.

Solution:

Frame rethinks the voice, format, and distribution of news in order to deliver an experience that both solves news avoidance and fundamentally expands the market for digital journalism.

Frame stories are 10-15 minute short documentaries in the style of narrative non-fiction (think Netflix's Wild Wild Country or the podcast, Serial). Every Frame story takes a major issue in the news, from the opioid crisis to the rise of immigration enforcement, and tells a plot-driven, human story at the heart of it.

In addition to our unique editorial voice, we have developed a new kind of story format for mobile. Frame stories are published in a vertical video, tap-through format, that includes interactive features throughout (from maps to timelines) that allow viewers to dive deeper into the piece.

We then deliver our mobile-first, interactive documentaries primarily through SMS, where subscribers can receive news updates on stories they're interested in following and ask our journalists questions directly via text.

Combining these 3 pillars, Frame creates a differentiated experience that makes the news feel deeply enjoyable, substantive, and participatory.

Traction:

Frame stories have an average watch time of more than 5:00 minutes, which is 18x+ the average watch time for a video on the Facebook newsfeed (:17). In addition, our subscriber count has recently been growing at 15%+ MoM. In Q4 2019 we landed a branded content deal with a major U.S. nonprofit and plan to launch paid memberships in Q1 2021. In June, Frame won Best New Brand at the Digiday Media Awards.

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Media Mentions

TechCrunch DIGIDAY Poynter. journalism.co.uk WWD

The Team

Founders and Officers



Ben Moe

FOUNDER & CHIEF EXECUTIVE OFFICER

Ben Moe is the founder and CEO of Frame. Frame was selected to participate in Snap Inc.'s Yellow Accelerator and was awarded Best New Brand at the 2020 Digiday Media Awards. Ben is a 2019 Folio Rising Star Honoree and graduated magna cum laude from Columbia University in 2016.



Tom Barnes

CHIEF PRODUCT OFFICER

Tom Barnes is Frame's Chief Product Officer. After graduating from NYU, he worked at Mic, becoming the music editor for the site. After Mic, Tom worked as a media planner for Byte, helping to manage digital marketing for Spotify in the US. Tom was accepted into and participated in the NYC Tech Talent Pipeline.

Key Team Members

| | Louis Stein | | Alyona Minkovski |

Notable Advisors & Investors

| | Biz Stone | | Yellow | | Amy O'Leary |

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $150,000

Key Terms

Security Type:	Tiered Crowd Note (SWIFT)
Conversion discount:	20.0%
Valuation Cap:	US $4,000,000 no later than Sep 18, 2020
	US $4,500,000 no later than Oct 9, 2020
	US $5,000,000 Final
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Frame has set an overall target minimum of US $150,000 for the round, Frame must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Frame's Form C.
Regulation CF cap:	While Frame is offering up to US $1,000,000 worth of securities in its Seed, only up to US $107,000 of that amount may be raised through Regulation CF.

| Transfer restrictions: | Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. |

Use of Proceeds



| If Minimum Amount Is Raised | If Maximum Amount Is Raised |

- Editorial
- Product
- Marketing
- Branded
- General & Administrative
- Services/Software

Investor Perks

For all investors:

- A one-year membership to Frame (worth $50) which will start when paid memberships launch in Q1 2021 (members will receive a wide range of exclusive content and features)

For investors who invest in first two weeks:

- A limited-edition Frame t-shirt

For investors who invest $10,000 or more:

- Quarterly update call with members of Frame's executive team

For investors who invest $25,000 or more in first two weeks:

- Annual private meeting and strategy session with founder and executive team (for five years)
- Quarterly update call with members of Frame's executive team

For investors who invest $50,000 or more:

- Annual private meeting and strategy session with founder and executive team (for five years)
- Quarterly update call with members of Frame's executive team

For investors who invest $100,000 or more:

- Invitation to become a Frame founding member which will include your name on our site's masthead
- Annual private meeting and strategy session with founder and executive team (for five years)
- Quarterly update call with members of Frame's executive team

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $150,000
Closed Date	Jul 3, 2019
Security Type	Preferred Equity

Market Landscape



Digital Publishing Revenue (Magazines and Newspapers) Worldwide (Source: Statista)

In the past few years, narrative non-fiction storytelling has exploded with podcasts like Serial getting hundreds of millions of downloads and shows like Netflix's Making a Murderer and Tiger King becoming national phenomena. At the same time, mobile video consumption is growing rapidly, with video projected to account for 79% of all mobile data traffic by 2022 (up from 59% in 2017). Despite the growing appetite in the U.S. for premium narrative non-fiction content and the rise of mobile video, no publisher we are aware of apart from Frame is dedicated to making narrative non-fiction in a video format made for mobile devices. This gap in the market creates an opening for Frame, which has been creating mobile-first documentaries for more than two years, and owns and operates a powerful content management system capable of efficiently creating stories in this unique format.

On top of the expanding market for Frame's content, our core targeted revenue streams, paid subscriptions and branded content, are both showing significant industry-wide growth. Digital news subscribers increased 208% from 2013 - 2018, showing audiences' growing willingness to pay for digital journalism. In addition, advertisers are spending more on branded content, with publishers' branded content revenue increasing 40% year over year from 2017 - 2018. We have received a lot of interest in using our interactive, mobile-first format to tell brands' stories and plan to grow branded content into a six-digit annual business by the end of 2021 (explore the Data Room for more detailed financial projections).

Risks and Disclosures

The development and commercialization of the Company's products and services are competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The news media market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive news media space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company's technology has a limited history and may perform below expectations. The Company uses technology that has not been previously implemented on customer projects, and it may experience technological problems that it is unable to foresee. If the implementation of its proprietary technology is unsuccessful, it could negatively impact the successful operation of projects using its systems and may result in additional payments, deductions or defaults under its agreements. In addition, there is a lack of long-term reliability data for its proprietary system. Actual long-term performance of these projects may fall short of expectations.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.The Company has incurred losses from inception of $81,966 (company certified financials update this figure to $168,583), and has not launched principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has engaged in related party transactions. During the period ended March 31, 2020, the Company advanced funds to a shareholder of the Company. Amounts owed to the Company as of March 31, 2020 are non-interest bearing and have no maturity date. At March 31, 2020 the outstanding amount owed to the Company is $1,451.

The Company has not prepared audited or full reviewed financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. The Company also has not provided a full year of reviewed financials. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company is not current with its taxes or annual reporting obligations, and as a result, it has forfeited its good standing status in the state of Delaware. Loss of Good Standing could impact the Company's ability to do business, as the negative consequences potentially include: losing access to the courts, as a company that is not in good standing may not bring a lawsuit in that state until good standing is restored; tax liens; making it more difficult to secure capital or financing; losing naming rights; being subject to fines and penalties; or administrative dissolution or revocation. Although the Company has stated that the error is clerical, and in the process of being corrected, in addition to the above consequences, the lapse of good standing may also indicate poor corporate governance or legal oversight.

The Company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm their business. The technology and use of the technology in the Company's product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject the Company to substantial monetary fines and other penalties that could negatively affect their financial condition and results of operations.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.



Frame's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Frame's Form C

Data Room

NAME	LAST MODIFIED	TYPE
⟩ 📁 Financials (2 files)	Dec 6, 2019	Folder
⟩ 📁 Fundraising Round (1 file)	Dec 6, 2019	Folder
⟩ 📁 Investor Agreements (1 file)	Dec 6, 2019	Folder
⟩ 📁 Miscellaneous (4 files)	Dec 6, 2019	Folder

Join the Conversation

Be the first to post a comment or question about Frame.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Frame

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Frame. Once Frame accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Frame in exchange for your securities. At that point, you will be a proud owner in Frame.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Frame has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Frame does not plan to list these securities on a national exchange or another secondary market. At some point Frame may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Frame either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Frame's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Frame's Form C. The Form C includes important details about Frame's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

FRAME

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

WE ARE IN THE MIDST OF A NEWS CRISIS.

 

Nearly 7 in 10 Americans are overwhelmed by the amount of news.

41% actively avoid it.



FRAME

WE NEED A NEW APPROACH TO JOURNALISM.

AUDIENCES TODAY CRAVE QUALITY, NON-FICTION STORYTELLING















FRAME BRINGS RIVETING NON-FICTION TO MOBILE

Frame publishes plot-driven human stories that illuminate larger issues in the news, in a format made for mobile phones. Each piece includes a range of interactive features that bring viewers deeper into the story:







4:39
frame.media
THE SEPARATION
A FAMILY'S FIGHT TO STAY TOGETHER AFTER ONE OF THE BIGGEST ICE RAIDS IN U.S. HISTORY
FRAME
TAP TO CONTINUE
READING TIME: 13 - 16 MIN

4:41
frame.media
My aunt called me and told me,

4:39
frame.media
TAP HERE TO CONTINUE
DETOUR: EXPLORE A MAP OF WHERE THE RAIDS OCCURRED

HOW FRAME STORIES ARE STRUCTURED

In 1991, Roger Headley is locked up for a shooting. Evidence suggests he did not commit the crime.

→

A judge sets cash bail that Roger can't afford and he is locked up in Rikers Island.

→

Roger pleads guilty in order to avoid a potentially lengthier sentence. His experiences in prison leave him a different person.


Roger
Headley
That's what got me ma
that I didn't do the shoo
Roger's Apartment:
Where police
apprehended Roger.

Explore a map of Roger's arrest


While at Rikers,
Roger learned that police had
Rikers Island is one of
the largest jail complexes

Learn a brief history of Rikers Island


It all comes
back to bail.

FRAME

FRAME DOES DISTRIBUTION DIFFERENTLY

We deliver our stories through a concierge-style messaging service

Subscribers ask our journalists questions and receive news updates on topics they want to follow, all via SMS



2:36
Frame
Text Message
Today 2:36 PM
Hey
Hey, welcome to Frame! We're a new kind of magazine made for your phone.
We publish immersive, interactive documentaries that explore big social and political issues, like immigration and the opioid crisis.
To start, what's your first name? You'll use your initial whenever you want to direct Qs to our journalists. If you don't want to share, say "No" or "Pass".
Text Message

8:09
Frame
'The Shadow Prison': How cash bail keeps hundreds of thousands of innocent low-income Americans behind bars. — "Bail"
Frame
Frame Media
Also, here's our contact card, so we're not a total stranger.
Bail
Here's 'The Shadow Prison' — hope you enjoy!
FRAME
The Shadow Prison
bit.ly
Text Message

OUR STORIES ARE SETTING A NEW STANDARD FOR DIGITAL NEWS ENGAGEMENT

AVERAGE WATCH TIME (MINUTES)

5:15

:17

FACEBOOK VIDEO (2017)



FRAME

Average watch time based on nine documentaries published to date

FRAME DRIVES REVENUE THROUGH MEMBERSHIPS AND BRANDED STORIES

In a beta test with users, **more than 10%** of our total subscribers signed up for paid memberships.

In Q4 2019 we secured a branded content deal with a major U.S nonprofit and plan to add three more branded clients by mid-2021.

FRAME

FRAME IS TAKING OFF.
NOW WE WANT TO SCALE IT.

JULY 2018

FRAME IS FOUNDED



MARCH 2019

FRAME LAUNCHES PUBLICLY



Poynter.

Meet Frame, a weekly news magazine that lives in your calendar and text messages

FRAME
A WEEKLY NEWSMAGAZINE

Courtesy: Frame

JUNE 2019

JOINED YELLOW, RECEIVED $150K FUNDING



NOVEMBER 2019

LAUNCHED FRAME MESSAGING PLATFORM



2:36
Frame
Hey
Hey, welcome to Frame! We're a new kind of magazine made for your phone.
We publish immersive, interactive documentaries that explore big social and political issues, like immigration and the opioid crisis.
To start, what's your first name? You'll use your initial whenever you want to direct Qs to our journalists. If you don't want to share, say "No" or "Pass".
Text Message

JANUARY 2020

REACHED 18% MOM SUBSCRIBER GROWTH



JUNE 2020

AWARDED BEST NEW BRAND AT 2020 DIGIDAY MEDIA AWARDS



HOW WE'LL USE THE FUNDS



BRANDED
8%

MARKETING
13%

PRODUCT
13%

G&A
7%

SERVICES
2%

EDITORIAL
57%

FRAME

2 YEAR REVENUE PROJECTION


Branded Stories
Paid Memberships
$400,000
$300,000
$200,000
$100,000
$0
Q1 2021
Q3 2021
Q1 2022
Q3 2022

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.



BEN MOE
FOUNDER | CEO

CO-FOUNDER AND EDITOR-IN-CHIEF OF THE LITERARY MAGAZINE, TABLE TALK, AND A VIDEO JOURNALIST AT MIC. BEN GRADUATED FROM COLUMBIA, CLASS OF 2016.



TOM BARNES
CHIEF PRODUCT OFFICER

EDITOR OF MIC'S MUSIC SECTION AND A MEDIA PLANNER FOR SPOTIFY'S US MARKET. TRAINED IN JS DEVELOPMENT BY THE NYC TECH TALENT PIPELINE. TOM GRADUATED FROM NYU, CLASS OF 2012.

EXECUTIVE SUMMARY

Frame is disrupting the news industry with interactive mobile-first documentaries

Backed by Snap Inc.'s Yellow Accelerator and Twitter co-founder Biz Stone

Awarded Best New Brand at 2020 Digiday Media Awards

FRAME

WE'RE FRAME AND WE'RE BUILDING THE FUTURE OF MEDIA

EXHIBIT E
Video Transcript

Exhibit E: Video Transcript

Frame
https://vimeo.com/452456153

[Ben Moe]:
We are in the middle of a news crisis.

More than 40% of U.S. adults are actively avoiding the news and nearly 70% of them are overwhelmed by it.

Take a step back and think about that for a sec — that's nearly half of adults in the U.S who are cutting the news out of their lives. Nearly half of us who aren't engaging with the biggest social and political issues of our time.

We need a new approach to journalism, and that's why I started Frame.

Frame is a new kind of magazine made for your phone. We take the incredibly popular tradition of narrative non-fiction — think the podcast Serial or Netflix's Wild Wild Country — and bring it to mobile video.

Frame publishes 10-15 minute documentaries that explore the biggest issues in the news through plot-driven, human stories that keep you at the edge of your seat. By creating a new format for news, we're re-engaging consumers and dramatically expanding the market for digital journalism.

Our stories have covered everything from how a couple was torn apart by a virulent far-right conspiracy theory, to how a South African politician risked his career to expose a massive illegal weapons deal that his own party was covering up. Our journalism hones in on the intimate, lived details of these stories to help create a sense of radical empathy between the viewer and subject, ultimately giving us a visceral connection to the issue at hand.

We publish our stories in a vertical video format made for mobile, where my generation spends more than 25% of its waking life.

Every Frame story is a rich, multimedia experience that turns your phone into a vivid, immersive digital space. Our stories include interactive features ranging from maps to timelines that allow viewers to dive deeper into the piece.

The Frame format is setting new standards for engagement. Our stories have an average watch time of more than 5:00 minutes, more than 18 times the average watch time for a video on the Facebook newsfeed.

Beyond our format, we are rethinking distribution in order to create a more personal and enjoyable way of getting the news. Frame stories are delivered through a concierge-style messaging service, which allows

subscribers to ask questions directly to journalists, receive updates on stories they want to follow, and much more.

We have developed and own both a content management system for creating interactive mobile-first stories, and a sophisticated text messaging platform, positioning us at the leading edge of mobile journalism.

Frame launched in March 2019, and since then we've received press from top publications, participated in and received investment from Snap Inc.'s Yellow Accelerator, and made it to the semifinals of one of the top pitch competitions in the world.

In June, Frame was awarded Best New Brand at the 2020 Digiday Media Awards, alongside fellow award winners such as the New York Times and Vice Media.

We are now growing our subscriber base more than 15% month over month and ready to scale our content production so we can bring Frame's unique brand of journalism to millions of people across the U.S and beyond. Our central revenue streams are paid memberships and branded content and we're already seeing traction in both. In a test with users, more than 10% of our subscribers became paying members, and we have secured a branded content deal with a major U.S. nonprofit, and plan to add three more branded clients by mid-2021.

With the support of investors like Snap Inc.'s Yellow Accelerator and Twitter co-founder Biz Stone, and advisors like Headspace's former VP of Content, Amy O'Leary, we are ready to take Frame to new heights.

And we're not going to stop at front-page news. As Frame grows, we are going to launch verticals dedicated to sports, technology, entertainment, and more, all rooted in our unique editorial voice of fascinating, human stories that help you care about and understand important issues.

We're Frame and we're making the news vital, exciting and participatory again.

Join us in creating the future of media —

Frame - > Reframe your world.